SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Notice of Annual General Meeting/Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

October 17, 2018

ABN 37 080 699 065

Notice of Annual General Meeting and

Explanatory Memorandum

Prana Biotechnology Limited:	ACN 080 699 065

Date of Meeting:	Friday 16th November 2018

Time of Meeting:	09:30am (AEDT) Registration from 09:15am

Place of Meeting:	RACV City Club, Level 2, 501 Bourke Street Melbourne, Victoria, 3000

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

PRANA BIOTECHNOLOGY LIMITED

ACN 080 699 065

Notice is given that the 2018 Annual General Meeting of Prana Biotechnology Limited (“the Company” or "Prana") will be held at RACV City Club, Level 2, 501 Bourke Street, Melbourne, VIC 3000 on Friday 16th November 2018 at 9:30am (Australian Eastern Daylight Time), for the purposes of considering and, if thought fit, passing each of the resolutions referred to in this Notice of Annual General Meeting.

Further details in respect of each of the resolutions proposed in this Notice of Annual General Meeting are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting. The details of the resolutions contained in the Explanatory Memorandum should be read together with, and form part of, this Notice of Annual General Meeting.

Please read this Notice of Annual General Meeting carefully and consider directing your proxy on how to vote on each resolution by marking the appropriate box on the proxy form included with this Notice of Annual General Meeting. Shareholders who intend to appoint the Chairman as proxy (including appointment by default) should have regard to Proxy and Voting Instructions on page 6 of this Notice of Annual General Meeting.

ORDINARY BUSINESS

2018 Annual Financial Statements

To receive and consider the 2018 Annual Financial Statements of the Company in respect of the year ended 30 June 2018 and comprising the Annual Financial Report, the Directors’ Report and the Auditor’s Report. At the meeting, a representative of the Company's auditors, PricewaterhouseCoopers, will be invited to attend to answer questions about the audit of the Company’s 2018 Annual Financial Statements.

Ordinary Resolution – Resolution #1 – Non-binding resolution to adopt Remuneration Report

To consider and, if thought fit, to pass the following resolution as an advisory and non-binding ordinary resolution:

"THAT for the purposes of section 250R(2) of the Corporations Act, the Remuneration Report for the financial year ended 30 June 2018 as disclosed in the Directors' Report is adopted."

Voting Exclusion and Restriction Statement:

A vote on Resolution 1 must not be cast (in any capacity) by, or on behalf of any of the following persons (referred to herein as “Restricted Voters”):

•	a member of the key management personnel (KMP), details of whose remuneration are included in the Remuneration Report for the year ended 30 June 2018; or

•	a closely related party of a KMP.

However, a person (“voter”) may cast a vote on Resolution 1 as a proxy if the vote is not cast on behalf of a Restricted Voter and the voter is appointed as a proxy in writing that specifies how the proxy is to vote on the Resolution 1. The Chair may also exercise undirected proxies if the vote is cast on behalf of a person entitled to vote and the proxy appointment expressly authorises the Chair to exercise the proxy even if Resolution 1 is connected directly or indirectly with the remuneration of members of the key management personnel of the Company.

If you are a KMP or a closely related party of a KMP (or are acting on behalf of any such person) and purport to cast a vote that will be disregarded by the Company (as indicated above), you may be liable for an offence for breach of voting restrictions that apply to you under the Corporations Act.

KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, whether directly or indirectly. Members of KMP include its directors and certain senior executives.

A closely related party of a member of the KMP means any of the following:

•	a spouse, child or dependent of the member;
•	a child or dependent of the member's spouse;
•	anyone else who is one of the member's family and may be expected to influence, or be influenced by, the member in the member's dealings with the Company;
•	a company the member controls; or

NOTICE OF 2018 ANNUAL GENERAL MEETING

•	a person prescribed by regulations (as at the date of this notice of meeting, no additional persons have been prescribed by regulation).

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

Further details in respect of Resolution 1 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #2 – Re-Election of Director – Dr. George Mihaly

To consider and, if thought fit, pass as an ordinary resolution, the following:

"THAT Dr. George Mihaly, a Director of the Company, who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company."

Further details in respect of Resolution 2 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #3 – Ratification of prior issue of shares

To consider and, if thought fit, pass as an ordinary resolution, the following:

"THAT for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 3,083,580 fully paid ordinary shares at an issue price of 5.4 cents ($0.054) per share in a placement to shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act on 12 July 2018, as described in the explanatory memorandum which accompanied and formed part of the notice of the meeting.”

Voting Exclusion Statement

The Company will disregard any votes cast in favour of this resolution by or on behalf of:

•	a person who participated in the issue; and
•	an associate of those persons.

However, the Company will not disregard a vote if it is cast by:

•	a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Further details in respect of Resolution 3 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #4 – Approval to refresh 2004 ASX Plan

To consider and, if thought fit, pass as an ordinary resolution, the following:

“That for the purposes of ASX Listing Rule 7.2 Exceptions 9 and 14, and for all other purposes, the Company is authorised to refresh the employee incentive scheme known as the “2004 ASX Plan” and to provide for the Company to issue (unless issued under the proposed 2018 ADS Plan) the remaining and previously approved up to 60,000,000 ordinary shares which form the Share Plan Pool, as described in the explanatory memorandum which accompanied and formed part of the notice of meeting.”

Voting Exclusion Statement:

The Company will disregard any votes cast in favour of this resolution by or on behalf of:

•	any director of the Company (except one who is ineligible to participate in the Share Option Plan of the Company); and

NOTICE OF 2018 ANNUAL GENERAL MEETING

•	an associate of those persons.

However, subject to the following, the Company need not disregard a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	• it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

The Company will also disregard any votes cast on this resolution by Restricted Voters and their closely related parties as a proxy where the proxy appointment does not specify the way the proxy is to vote on this resolution, unless:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides even though the resolution is connected directly or indirectly with the remuneration of a member of the key management personnel of the Company.

Ordinary Resolution – Resolution #5 – Approval to adopt 2018 ADS Option Plan

To consider and, if thought fit, pass as an ordinary resolution, the following:

“That for the purposes of ASX Listing Rule 7.2 Exceptions 9 and 14, and for all other purposes, approval is given for the adoption of the proposed employee incentive scheme to be named the “2018 ADS Plan” and to provide for the Company to issue (unless issued under the 2004 ASX Plan) up to 60,000,000 ordinary shares which form the Share Plan Pool, as described in the explanatory memorandum which accompanied and formed part of the notice of the meeting.”

Voting Exclusion Statement:

The Company will disregard any votes cast in favour of this resolution by or on behalf of:

•	any director of the Company (except one who is ineligible to participate in the Share Option Plan of the Company); and

•	an associate of those persons.

However, subject to the following, the Company need not disregard a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	• it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

The Company will also disregard any votes cast on this resolution by Restricted Voters and their closely related parties, as a proxy where the proxy appointment does not specify the way the proxy is to vote on this resolution, unless:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides even though the resolution is connected directly or indirectly with the remuneration of a member of the key management personnel of the Company.

NOTICE OF 2018 ANNUAL GENERAL MEETING

SPECIAL BUSINESS

Special Resolution – Resolution #6 – Approval of 10% Placement Facility

To consider and, if thought fit, pass the following as a special resolution:

"THAT, pursuant to and in accordance with ASX Listing Rule 7.1A and for all other purposes, the Company may elect to utilise the issue of equity securities up to 10% of the issued capital of the Company (at the time of issue) calculated in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 and on the terms and conditions described in the explanatory memorandum to the notice of the meeting, be and is hereby approved."

Voting Exclusion and Restriction Statement:

The Company will, in accordance with ASX Listing Rule 14.11, disregard any votes cast in favour of Resolution 6 by or on behalf of a person who may participate in the 10% placement issue and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if this resolution is passed, and any associates of those persons. As at the date of this Notice of Annual General Meeting the Company has no specific plans to issue equity securities under the 10% placement issue and therefore it is not known who (if any) may participate in a potential (if any) issue of equity securities under the 10% placement issue.

However, the Company need not disregard a vote cast on the resolution if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 6 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 6 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board;

Mr Phillip Hains
Company Secretary
Prana Biotechnology Limited

Dated: 12 October 2018

The accompanying Explanatory Memorandum, Proxy Form

and Voting Instructions form part of this Notice of Annual General Meeting.

NOTICE OF 2018 ANNUAL GENERAL MEETING

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A Shareholder who is entitled to attend and vote at this meeting may appoint:

(a)	one proxy if the Shareholder is only entitled to one vote; and

(b)	one or two proxies if the Shareholder is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes, in which case any fraction of votes will be disregarded.

The proxy may, but need not, be a member of the Company.

Where a Shareholder appoints two proxies, on a show of hands, neither proxy may vote if more than one proxy attends and on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

Proxies may be lodged using any of the following methods:

-	online by visiting www.investorvote.com.au

-	by returning a completed Proxy Form in person or by post using the pre-addressed envelope provided with this Notice to:

Computershare Investor Services, GPO Box 242, Melbourne, Victoria, 3001

-	by faxing a completed Proxy Form to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia);

-	for intermediary online subscribers only (custodians), submit your voting intentions via www.intermediaryonline.com not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder (or in the case of a joint holding, by each joint holder) or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chairman of the meeting as your proxy.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder’s proxy on that resolution. A proxy form is attached to this Notice.

How the Chairman will vote undirected proxies

The Chairman of the meeting will vote undirected proxies on, and in favour of, all of the proposed resolutions (this includes Resolution 1, unless you are not eligible to vote on Resolution 1) and/or Resolutions 4 or 5 even though Resolutions 1, 4 and 5 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Proxies that are undirected on Resolutions 1, 4 and/or 5

If you are eligible to vote on Resolutions 1, 4 and/or 5 and you appoint the Chairman of the meeting as your proxy (or if he may be appointed by default) and do not direct him how to vote on Resolution 1, 4 or 5, your shares will be voted in favour of Resolution 1, 4 or 5 unless you indicate otherwise by marking ticking the applicable box on the proxy form.

Corporate Representatives

Any corporation which is a Shareholder of the Company may appoint a proxy, as set out above, or authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the Chairperson of the meeting) a natural person to act as its representative at any general meeting.

Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

Voting Entitlement

For the purposes of section 1074E(2)(g)(i) of the Corporations Act and Regulation 7.11.37 of the Corporations Regulations, the Board has determined that Shareholders entered on the Company’s Register of Members as at 14th November 2018 at 7:00pm (Melbourne, Victorian, daylight saving time) are entitled to attend and vote at the meeting. Transactions registered after that time will be disregarded in determining the Shareholders entitled to attend and vote at the meeting.

On a poll, Shareholders have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

In the case of joint holders of shares, if more than one holder votes at any meeting, only the vote of the first named of the joint holders in the share register of the Company will be counted.

Special Resolution

Resolution 6 is proposed as a special resolution. For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

EXPLANATORY MEMORANDUM

PRANA BIOTECHNOLOGY LIMITED

ACN 080 699 065

("the Company")

2018 ANNUAL GENERAL MEETING

PURPOSE OF INFORMATION

This Explanatory Memorandum ("this Memorandum") accompanies and forms part of the Company’s Notice of the 2018 Annual General Meeting ("AGM") to be held at RACV City Club, Level 2, 501 Bourke Street, Melbourne, VIC 3000 on Friday 16th November 2018 at 09:30am (Australian Eastern Daylight Time).

The Notice of the 2018 Annual General Meeting ("the Notice") incorporates, and should be read together with, this Memorandum.

ORDINARY BUSINESS

2018 Annual Financial Statements

The 2018 Annual Financial Statements, comprising the Financial Report, Directors' Report and Auditor's Report for the year ended 30 June 2018 will be laid before the meeting. Shareholders will have the opportunity to ask questions about or make comments on the 2018 Annual Financial Statements and the management of the Company. A representative of the auditor will be invited to attend to answer questions about the audit of the Company’s 2018 Annual Financial Statements.

The Company’s 2018 Annual Financial Statements are set out in the Company’s 2018 Annual Report which can be obtained from the Company’s website, www.pranabio.com or upon request to the Company Secretary at the Company’s registered office:

Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia (telephone +61 3 9824 5254).

There is no requirement for these reports to be formally approved by Shareholders. No resolution is required to be moved in respect of this item.

Ordinary Resolution – Resolution #1: Non-binding Resolution - Remuneration Report

Background

Pursuant to the Corporations Act 2001 at the Annual General Meeting of a listed company, the Company must propose a resolution that the Remuneration Report be adopted.

The purpose of this resolution is to present to the Shareholders, the Company’s Remuneration Report so that Shareholders may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act 2001 and vote to adopt the Remuneration Report for the year ended 30 June 2018.

This resolution is advisory only and does not bind the Company. However, the Board will consider the outcome of the vote made by Shareholders on the remuneration report at the meeting when reviewing the Company’s remuneration policies. Under the Corporations Act, if 25% or more of votes that are cast are voted against the adoption of the Remuneration Report at two consecutive annual general meetings (“AGM”) (treating this AGM as the first such meeting), shareholders will be required to vote at the second of those AGM's on a resolution (a "spill resolution") that another meeting be held within 90 days at which all of the Company's Directors (other than the Managing Director and CEO) must be put up for re-election. As this is the first AGM of the Company, there has been no prior votes thus a spill resolution will not be required in the event 25% or more of votes cast are against adoption of the 2018 Remuneration Report. However, in the event that 25% or more of votes that are cast are against the adoption of the 2018 Remuneration Report, shareholders should be aware if there is a ‘no’ vote of 25% or more for the same resolution at the 2019 AGM it may result in the re-election of the Board.

NOTICE OF 2018 ANNUAL GENERAL MEETING

The Remuneration Report is contained within the 2018 Annual Report.

You may access the Annual Report by visiting the Company’s website www.pranabio.com.

Voting Restrictions

Note that a voting exclusion applies to Resolution 1 in the terms set out in the Notice. In particular, Directors and other members of the key management personnel details of whose remuneration are included in the 2018 Remuneration Report or a closely related party of those persons must not vote on Resolution 1 and must not cast a vote as proxy, unless the proxy appointment gives a direction on how to vote, provided however that the Chair may vote undirected proxies on behalf of persons eligible to vote where expressly authorised to do so on the proxy form.

Ordinary Resolution – Resolution #2: Re-Election of Director

At each Annual General Meeting of the Company, one third of the Directors of the Company must retire from office by rotation, in accordance with the Company’s Constitution. The Managing Director is not subject to rotation. No Director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Dr George Mihaly retires by rotation and, being eligible, offer himself for re-election:

Appointed to the Board	9 December 1999

Last elected by shareholders	13 November 2015

Qualifications	B. Pharm, M.Sc., Ph.D. FAICD

Experience and expertise

Dr Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr Mihaly was the founding executive Chairman and Managing Director of Synermedica Pty Ltd, one of Australia's leading independent consultant research organisations to the pharmaceutical industry.

Synermedica merged with the global CRO, Kendle International Inc, in April 2000 and Dr Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd) until December 2004.

Over the course of the last 35 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from phase I, II, III and IV clinical trials.

Other current directorships	Nil

Former directorships in last 3 years	Nil

Committees	Member of the Audit Committee, Nomination Committee, Chair of the Remuneration Committee.

Interests in shares and	Ordinary shares	226,666
options	Options over ordinary shares	1,250,000

NOTICE OF 2018 ANNUAL GENERAL MEETING

Ordinary Resolution – Resolution #3 – Ratification of prior issue of shares

Resolution 3 seeks shareholder ratification pursuant to ASX Listing Rule 7.4 for the prior issue of 3,083,580 fully paid ordinary shares at an issue price of $0.054 (5.4 cents) per share to shareholders under ADRs (American Depository Receipts) who were unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act. The issue was the subject of an Appendix 3B released to ASX on 13 July 2018.

The shares that are the subject of Resolution 3 were issued without shareholder approval under ASX Listing Rule 7.1. ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any twelve (12) month period any equity securities, or other securities with rights to conversion to equity (such as options), if the number of those securities exceeds 15% of the share capital of the Company at the commencement of that twelve (12) month period.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities made pursuant to ASX Listing Rule 7.1 (provided that the previous issue of securities did not breach ASX Listing Rule 7.1) those securities will be deemed to have been issued with shareholder approval for the purposes of ASX Listing Rule 7.1. The Company seeks approval under Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under Listing Rule 7.1.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

Date of issue	12 July 2018
Number issued	3,083,580
Price at which equity securities were issued	$0.054
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Ranking pari passu with all other fully paid ordinary shares on issue in the Company.
Persons who received securities or basis on which those persons were determined	Shareholders under ADRs (American Depository Receipts)
Use of funds raised	To fund the Company’s clinical development, research programs and working capital.

A voting exclusion statement as set out in the Notice applies to Resolution 3.

The Directors of the Company believe that Resolution 3 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of the Resolution.

Ordinary Resolution – Resolution #4 – Approval to refresh 2004 ASX Options Plan

The Company adopted two incentive plans in 2004: the 2004 ASX Plan (for securities issued to Australian directors, employees and consultants) and the 2004 ADS Plan (for securities issued to non-Australian based, particularly US based, employees, officers, consultants, independent contractors and directors). These plans were approved at the 2004 Annual General Meeting of the Company and have subsequently been refreshed on several occasions, most recently at the 2015 AGM.

NOTICE OF 2018 ANNUAL GENERAL MEETING

Resolution 4 seeks shareholder approval to refresh the 2004 ASX Plan and for issues of securities under that Plan.

The ten year term of the 2004 ADS Plan has now expired. Therefore the Company is seeking approval to adopt a new ADS plan, to be known as the 2018 ADS Plan, under Resolution 5. Further details about the proposed 2018 ADS Plan is set out below in the information provided in connection with Resolution 5.

The two plans (assuming the 2018 ADS Plan is approved) relate to a common pool of 60,000,000 securities (the “Share Plan Pool” or “Pool”) which was approved at the 2009 Annual General Meeting and has been refreshed subsequently, as referred to above. Of this Pool, 27,000,000 options to purchase ordinary shares have been granted and remained exercisable as of the date of this notice, which leaves 33,000,000 securities as the remaining capacity under this plan. The number of securities under the 2004 ASX Plan since it was last refreshed in 2015 is 60,000,000, with 23,100,000 securities issued under the 2004 ASX Plan since it was last refreshed.

A summary of the terms of the 2004 ASX Plan are set out below. A full copy of the 2004 ASX Plan is available on request.

The Board of Directors of the Company believes that the Share Plan Pool and refreshing the 2004 ASX Plan are necessary in order for it to continue to:

a)	Provide eligible persons with an additional incentive to work to improve the performance of the Company;

b)	Attract and retain eligible persons essential for the continued growth and development of the Company;

c)	Promote and foster loyalty and support amongst eligible persons for the benefit of the Company;

d)	Enhance the relationship between the Company and eligible persons for the long term mutual benefit of all parties; and

e)	Provide an alternative to cash payments.

The above reasons also apply for proposing the adoption of the proposed 2018 ADS Plan.

An eligible person under the 2004 ASX Plan is defined as a director, consultant or employee to the Company, or its subsidiaries. A Director of the Company and their associates (including persons whose relationship with the Company or a Director or an associate of a Director is, in ASX’s opinion, such that approval should be obtained) are not eligible to participate in the 2004 ASX Plan without further shareholder approval being obtained under Listing Rule 10.11 or 10.14 (as the case may be). There are no current proposals for any Director or an associate of a Director to receive securities under the 2004 ASX Plan. Details of a proposed issue of securities to a Director or an associate under the 2004 ASX Plan required by the ASX Listing Rules would be provided in the notice of the general meeting at which shareholder approval would be sought. If approval is given under Listing Rule 10.11 or 10.14 (as the case may be), approval would not be required under Listing Rule 7.1.

Under the 2004 ASX Plan, the Company may issue securities of the Company traded on the Australian Securities Exchange. The Board of Directors believes that refreshing the approval of the 2004 ASX Plan by shareholders is essential to allow the Company and its subsidiaries to be able to continue to attract, motivate and retain valuable human capital, whose present and potential contribution are important to the Company’s interests, development and success.

NOTICE OF 2018 ANNUAL GENERAL MEETING

Approval is being sought under ASX Listing Rule 7.2 exception 9 so that issues under the 2004 ASX Plan will be an exception to Listing Rule 7.1. ASX Listing Rule 7.2 exception 9 requires shareholder approval of an employee incentive plan to enable shares and options to be issued under the plan over a 3 year period, without requiring subsequent shareholder approval under ASX Listing Rule 7.1 (but still subject to Rules 10.11 and 10.14 in the case of an issue to a Director or an associate of a Director).

ASX Listing Rule 7.1 would otherwise require shareholder approval each time shares are issued to avoid using the Company’s capacity to 15% of its issued share capital.

The approval sought by Resolution 4 only permits issues to non-Directors and others who are not associates of Directors. ASX Listing Rules 10.11 and 10.14, any issue of securities to a director of the Company or his/her associates is subject to shareholder approval at a meeting of shareholders; the director and his/her associates are excluded from voting in regards to such resolutions.

A voting exclusion statement as set out in the Notice applies to this resolution.

Summary of the 2004 ASX Plan

The 2004 ASX Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to issue share and grant options under the 2004 ASX Plan, to interpret the provisions of the 2004 ASX Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ASX Plan or any issue or grant thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2004 ASX Plan shall be final, conclusive and binding on all persons.

The number of shares issued or options granted, the exercise price and option term or options granted, the vesting schedule and escrow periods of shares issued and options granted, under the 2004 ASX Plan are determined by the Committee, in accordance with the provisions of the ASX Plan, and specified in an offer document from the Company and accepted by the eligible person, subject to the terms of the 2004 ASX Plan. Options granted under the 2004 ASX Plan will be unlisted and exercisable at an exercise price equal to less than market value of an ordinary share on the ASX at the date of grant, as set forth in the 2004 ASX Plan, or such other exercise price that the Committee determines to be appropriate under the circumstances. The term of an option granted under the 2004 ASX Plan will be determined by the Committee; however no option will be exercisable after the expiration of ten years from the date of its grant. Except as otherwise provided in the 2004 ASX Plan or determined by the Committee and set forth in an offer document, the issuance of shares and exercise of options granted under the 2004 ASX Plan will either (i) be subject to an escrow, under which such shares or options cannot be disposed of or exercised, respectively, within six months from the date of issue or grant (or 12 months if issued or granted to a director); or (ii) will vest over a four year period in four equal instalments, 25% at the end of each year from the date of grant. Shares issued and options granted under the 2004 ASX Plan may be subject to other performance criteria and hurdles, as determined by the Committee.

Ordinary Resolution – Resolution #5 – Approval to adopt 2018 ADS Options Plan

Resolution 5 seeks shareholder approval under ASX Listing Rule 7.2 exceptions 9 for the adoption of a proposed employee incentive scheme to be named the 2018 ADS Plan for issues of securities to non-Australian (primarily US) based directors, employees and consultants (“the 2018 ADS Plan”) and for issues of securities under that Plan.

“ADSs” are American Depository Shares of the Company reported on the NASDAQ Capital Market. The 2018 ADS Plan relates to ADS and rights to ADSs such as warrants (which are substantively equivalent to options to acquire new shares).

NOTICE OF 2018 ANNUAL GENERAL MEETING

The new 2018 ADS Plan will replace, and has substantially the same terms as, the 2004 ADS Plan which was adopted in 2004 and refreshed on several occasions including most recently at the 2015 AGM.

The changes from the 2004 ADS Plan are:

1.	establishing a new commencement date (“Effective Date”) and 10 year term from the date of the AGM (subject to being refreshed in accordance with the ASX Listing Rules);

2.	specifying that a maximum of 1 million ADSs (equivalent to 60 million ordinary shares) can be issued under the 2018 ADS Plan (up from 12 million shares in the 2004 ADS Plan). The securities which can be issued under the 2018 ADS Plan form part of the pool of 60,000,000 securities (the “Share Plan Pool” or “Pool”) which was approved at the 2009 Annual General Meeting, in common with the 2004 ASX Plan.

3.	removing the limit that can be issued to any participant in a calendar year;

4.	specifying that any exercise of options and issue of ADSs upon exercise must be in accordance with the Company’s securities trading policy and any other applicable corporate governance policies of the Company; and

5.	generally updating the plan, including references to amended or replacement US legislation.

A summary of the terms of the 2018 ADS Plan are set out below. A full copy of the 2018 ADS Plan is available on request.

The reasons the Board of Directors of the Company believes that the Share Plan Pool and adopting the 2018 ADS Plan are necessary are set out above as part of the information provided in connection with Resolution 4.

No securities have been issued under the 2018 ADS Plan as it is yet to commence. Details of securities have been issued under the Company’s 2004 ASX Plan and the former 2004 ADS Plan are set out above in the information provided in connection with Resolution 4. The securities which can be issued under the 2018 ADS Plan will be part of and not in addition to the common Share Plan Pool totalling up to 60,000,000 securities (see above).

An eligible person under the 2018 ADS Plan is defined as a director, consultant or employee to the Company, or its subsidiaries. The Directors of the Company and their associates (including persons whose relationship with the Company or a Director or an associate of a Director is, in ASX’s opinion, such that approval should be obtained) are not eligible to participate in the 2018 ADS Plan without further shareholder approval being obtained under Listing Rule 10.11 or 10.14 (as the case may be). There are no current proposals for any Director or an associate of a Director to receive securities under the 2018 ADS Plan. Details of a proposed issue of securities to a Director or an associate under the 2018 ADS Plan required by the ASX Listing Rules would be provided in the notice of the general meeting at which shareholder approval would be sought. If approval is given under Listing Rule 10.11 or 10.14 (as the case may be), approval would not be required under Listing Rule 7.1.

Approval is being sought under ASX Listing Rule 7.2 exception 9 so that issues under the 2018 ADS Plan will be an exception to Listing Rule 7.1. ASX Listing Rule 7.2 exception 9 requires shareholder approval of an employee incentive plan to enable shares and options to be issued under the plan over a 3 year period, without requiring subsequent shareholder approval under ASX Listing Rule 7.1 (but still subject to Rules 10.11 and 10.14 in the case of an issue to a Director or an associate of a Director).

ASX Listing Rule 7.1 would otherwise require shareholder approval each time shares are issued to avoid using the Company’s capacity to 15% of its issued share capital.

The approval sought by Resolution 5 only permits issues to non-Directors and others who are not associates of Directors. ASX Listing Rules 10.11 and 10.14, any issue of securities to a director of the Company or his/her associates is subject to shareholder approval at a meeting of shareholders; the director and his/her associates are excluded from voting in regards to such resolutions.

NOTICE OF 2018 ANNUAL GENERAL MEETING

A voting exclusion statement as set out in the Notice applies to this resolution.

Summary of the proposed 2018 ADS Plan

The purpose of the 2018 ADS Plan is to provide incentive for its non-Australian based (particularly US based) employees, officers, consultants, independent contractors and directors.

Options granted under the 2018 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or non-qualified stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries (including, without limitation, officers and directors who are also employees of the Company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of the Company and its subsidiaries, or a 10% holder. To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds $100,000, such option shall be treated as a non-qualified stock option.

Under the 2018 ADS Plan, the Company is entitled to grant to employees, officers, consultants, independent contractors and directors of the Company or any of its subsidiaries, from time to time, options to purchase American Depositary Shares, or ADSs, of the Company. ADSs that are forfeited under the terms of the 2018 ADS Plan and ADSs that are the subject of options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect thereto may again become available for new option grants under the 2018 ADS Plan.

The 2018 ADS Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to grant options under the 2018 ADS Plan, to interpret the provisions of the 2018 ADS Plan and to prescribe, amend, and rescind rules and regulations relating to the 2018 ADS Plan or any options granted thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2018 ADS Plan shall be final, conclusive and binding on all persons.

The type of option (incentive stock option or non-qualified stock option), exercise price, option term and vesting schedule of options granted under the 2018 ADS Plan are determined by the Committee, in accordance with the provisions of the ADS Plan, and specified in an option agreement by and between the Company and the optionee, subject to the terms of the 2018 ADS Plan. The exercise price per each ADS will be determined by the Committee at the time any option is granted, however the exercise price of an incentive stock option will not be less than 100% of the fair market value of such ADS on the date of the grant and the price of an incentive stock option granted to a 10% holder will not be less than 110% of the fair market value of such ADS on the date of the grant. Options granted under the 2018 ADS Plan will not be exercisable after the expiration of ten years from the date of grant, and in the case of an incentive stock option granted to a 10% holder, the term of the option will be five years from the date of grant or such shorter term as may be provided in the option agreement. The options will vest over a four year period in four equal instalments, 25% at the end of each year from the date of grant, unless otherwise provided by the Committee in an option agreement.

Options granted under the 2018 ADS Plan are not assignable or transferable by the grantee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the grantee only by the grantee or his or her guardian or legal representative.

NOTICE OF 2018 ANNUAL GENERAL MEETING

SPECIAL BUSINESS

Special Resolution – Resolution #6: Approval of 10% placement facility

1.	General

In 2012, the ASX introduced ASX Listing Rule 7.1A which enables certain ‘eligible entities’ to issue equity securities of up to 10% of their issued share capital through placements over a 12 month period commencing after the annual general meeting (Additional Placement Capacity). ASX Listing Rules require that Shareholders approve the Additional Placement Capacity by special resolution, at an annual general meeting before any equity securities are issued under the Additional Placement Capacity.

ASX Listing Rule 7.1A enables eligible entities to issue equity securities (as that term is defined in the ASX Listing Rules) up to 10% of its issued share capital through placements over a 12 month period after the Annual General Meeting (10% Placement Facility). The 10% Placement Facility is in addition to the Company’s 15% placement capacity under ASX Listing Rule 7.1. An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less as at 1st September 2018. The Company is an eligible entity.

The Company seeks Shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility. The exact number of equity securities (if any) to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) below). The Company may use funds raised from any 10% Placement Facility for funding of specific projects and/or general working capital. It may also use the 10% Placement Facility for non-cash consideration purposes such as joint venture, licensing or collaboration agreements or the acquisition of new products (although the Company presently has no proposal to do so).

The Directors of the Company believe that Resolution 6 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this resolution.

2.	Description of ASX Listing Rule 7.1A

(a)	Shareholder approval

The ability to issue equity securities under the 10% Placement Facility is subject to shareholder approval by way of a special resolution at an annual general meeting.

(b)	Equity Securities

Any equity securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of equity securities of the Company.

The Company, as at the date of the Notice, has on issue three classes of equity securities, Shares, listed options and unlisted options.

(c)	Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an annual general meeting may issue or agree to issue, during the 12 month period after the date of the annual general meeting, a number of equity securities calculated in accordance with the following formula:

(A x D) – E

A is the number of shares on issue 12 months before the date of the issue or agreement:

(A)	plus the number of fully paid shares issued in the 12 months under an exception in ASX Listing Rule 7.2;

(B)	plus the number of partly paid shares that became fully paid in the 12 months;

NOTICE OF 2018 ANNUAL GENERAL MEETING

(C)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under ASX Listing Rules 7.1 and 7.4; and

(D)	less the number of fully paid shares cancelled in the 12 months.

Note that A has the same meaning in ASX Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

D	is 10%.

E	is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under ASX Listing Rules 7.1 or 7.4.

(d)	ASX Listing Rule 7.1 and ASX Listing Rule 7.1A

The ability of an entity to issue equity securities under ASX Listing Rule 7.1A is in addition to the entity’s 15% placement capacity under ASX Listing Rule 7.1.

The actual number of equity securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the equity securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) above).

(e)	Minimum Issue Price

The issue price of equity securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days immediately before:

(i)	the date on which the price at which the equity securities are to be issued is agreed; or

(ii)	if the equity securities are not issued within 5 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

(f)	10% Placement Period

Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of:

(i)	the date that is 12 months after the date of the annual general meeting at which the approval is obtained; or

(ii)	the date of the approval by shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), (10% Placement Period).

3.	ASX Listing Rule 7.1A

The effect of Resolution 6 will be to allow the Directors to issue the equity securities under ASX Listing Rule 7.1A during the 10% Placement Period without using the Company’s 15% placement capacity under ASX Listing Rule 7.1.

Resolution 6 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

4.	Specific Information required by ASX Listing Rule 7.3A

Pursuant to and in accordance with ASX Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

NOTICE OF 2018 ANNUAL GENERAL MEETING

(a)	The equity securities will be issued at an issue price of not less than 75% of the VWAP for the Company’s equity securities over the 15 trading days immediately before:

(i)	the date on which the price at which the equity securities are to be issued is agreed; or

(ii)	if the equity securities are not issued within 5 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

(b)	If Resolution 6 is approved by the Shareholders and the Company issues equity securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company will be diluted as shown in the below table (in the case of unlisted options, only if the unlisted options are exercised).

There is a risk that:

(i)	the market price for the Company’s equity securities may be significantly lower on the date of the issue of the equity securities than on the date of the Annual General Meeting; and

(ii)	the equity securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date,

which may have an effect on the amount of funds raised by the issue of the equity securities.

The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in ASX Listing Rule 7.1A(2) as at the date of the Notice.

The table below also shows:

(i)	two examples where variable “A” has increased by 50% and 100%. Variable “A” is based on the number of ordinary shares the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under ASX Listing Rule 7.1 that are approved at a future Shareholders’ meeting; and

(ii)	two examples of where the price of ordinary securities has decreased by 50% and increased by 50% as against the current market price.

		Dilution
		$0.02	$0.04	$0.06
Variable “A” in ASX Listing Rule 7.1A.2		50% decrease in Deemed Price	Deemed Price	50% Increase in Deemed Price
Current Variable A	10% Voting Dilution	53,697,505 Shares	53,697,505 Shares	53,697,505 Shares
536,975,050 Shares	Funds raised	$1,073,950	$2,147,900	$3,221,850
50% increase in current Variable A	10% Voting Dilution	80,546,257 Shares	80,546,257 Shares	80,546,257 Shares
805,462,575 Shares	Funds raised	$1,610,925	$3,221,850	$4,832,775
100% increase in current Variable A	10% Voting Dilution	107,395,010 Shares	107,395,010 Shares	107,395,010 Shares
1,073,950,100 Shares	Funds raised	$2,147,900	$4,295,800	$6,443,701

* Please note that the current number of shares on issue shown above is correct at the date of the Notice.

NOTICE OF 2018 ANNUAL GENERAL MEETING

The table has been prepared on the following assumptions:

(i)	The Company issues the maximum securities available under the ASX Listing Rule 7.1A being 10% of the Company’s shares on issue at the date of the Meeting;

(ii)	No unlisted options are exercised into fully paid ordinary securities before the date of the issue of securities under ASX Listing Rule 7.1A. The Company has 26,916,490 unlisted options on issue at the date of the Notice;

(iii)	The table does not demonstrate an example of dilution that may be caused to a particular shareholder by reason of placements under ASX Listing Rule 7.1A, based on that shareholder’s holding at the date of the Meeting;

(iv)	The table only demonstrates the effect of issues of securities under ASX Listing Rule 7.1A. It does not consider placements made under ASX Listing Rule 7.1, the “15% rule”;

(v)	The price of ordinary securities is deemed for the purposes of the table above to be $0.04, being the closing price of the Company’s listed securities on ASX on 3 October 2018 (Deemed Price). The Deemed Price is indicative only and does not consider the 20% discount to market that the securities may be placed at; and

(vi)	The table does not demonstrate the effect of listed or unlisted options being issued under ASX Listing Rule 7.1A, it only considers the issue of the fully paid ordinary securities.

(c)	The Company will only issue and allot the equity securities during the 10% Placement Period. The approval under Resolution 6 for the issue of the equity securities will cease to be valid in the event that Shareholders approve a transaction under ASX Listing Rule 11.1.2 (a significant change to the nature or scale of activities or ASX Listing Rule 11.2 (disposal of main undertaking).

(d)	The Company may seek to issue the equity securities for the following purposes:

(i)	non-cash consideration including for joint venture, licensing or collaboration agreements or the acquisition of new projects (although the Company presently has no proposal to do so). In such circumstances the Company will provide a valuation of the non-cash consideration as required by ASX Listing Rule 7.1A.3; or

(ii)	cash consideration. In such circumstances, the Company intends to use the funds raised towards advancing specific Company projects and/or general working capital.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A(4) and 3.10.5A upon issue of any equity securities.

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of equity securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:

(i)	the methods of raising funds that are available to the Company, including but not limited to, rights issue or other issue in which existing security holders can participate;

(ii)	the effect of the issue of the Equity Securities on the control of the Company;

(iii)	the financial situation and solvency of the Company; and

(iv)	advice from corporate, financial and broking advisers (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of the Notice but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

NOTICE OF 2018 ANNUAL GENERAL MEETING

Further, if the Company were to pursue an acquisition and were it to be successful in acquiring new resources assets or investments, it is possible that the allottees under the 10% Placement Facility will be the vendors of the new resources assets or investments.

(e)	The Company previously obtained approval for the Additional Placement Capacity at its 2012, 2013 2015, 2016 and 2017 Annual General Meetings.

(f)	A voting exclusion statement is included in the Notice. At the date of the Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the Equity Securities. No existing Shareholder’s votes will therefore be excluded under the voting exclusion in the Notice.

In the 12 months prior to the Meeting, the Company has issued 13,800,000 options under the ESOP to employees, consultants and officers. And the following Fully Paid Ordinary Shares:

Date of issue	12 July 2018
Number issued	3,083,580
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Shares rank pari passu with all other fully paid ordinary shares on issue in the Company.
Names of persons who received securities or basis on which those persons were determined	Shareholders under ADRs (American Depository Receipts)
Price at which equity securities were issued	$0.054
Discount to market price (if any):	N/A
For cash issues
Total cash consideration received:	$166,571
Use of cash consideration:	To fund the Company’s clinical development, research programs and working capital.

The above details are as at the date of the Notice. Any issues subsequent to the date of the Notice but before the meeting is held will be announced to ASX.

ANNEX URE A

PRANA BIOTECHNOLOGY LIMITED

ABN 37 080 699 065

2018 AMERICAN DEPOSITARY SHARE (ADS) OPTION PLAN

Prana Biotechnology Limited, a corporation formed under the laws of the Commonwealth of Australia (the "Company"), hereby establishes and adopts the following 2018 American Depository Share (ADS) Option Plan (the "Plan"), effective November 16, 2018 (the “Effective Date”), subject to the approval of the Plan by the majority of the shares entitled to vote at a duly constituted meeting of the shareholders of the Company.

1.	Purpose.

The purpose of the Plan is to promote the interests of the Company, its Subsidiaries and shareholders by enabling the Company and its Subsidiaries to attract and retain outstanding employees, officers, consultants, independent contractors and directors ("Eligible Persons") and align the interests of Eligible Persons with those of the Company and its shareholders through the incentive inherent in the ownership of ordinary shares of the Company ("Shares"). For purposes of the Plan, the term "Subsidiary" shall mean "subsidiary corporation," as such term is defined in Section 424(f) of the Internal Revenue Code of 1986, as amended (the "Code"). For purposes of the Plan, the term “Award” shall mean a grant of an option to purchase American Depositary Shares (“ADSs”) representing Shares.

2.	Shares Subject to Awards .

(a)	Awards under the Plan (“Awards”) may be granted in the following forms:

(i) incentive stock options (“Incentive Stock Options”) as provided in Section 422 of the Code; provided, however, that no Award of Incentive Stock Options shall be made hereunder after the date that is the tenth anniversary of the Effective Date; and

(ii) non-qualified stock options (“Non-qualified Options”) (the term “Options” includes incentive stock options and non- qualified options).

(b)   Subject to the adjustment provisions of Section 11 hereof, the aggregate number of ADSs which may be issued under options under the Plan shall not exceed 1,000,000 (the equivalent of 60,000,000 Shares. ADSs delivered under the Plan may be authorized and unissued ADSs or issued ADSs reacquired by the Company, or both. The ADSs that are forfeited under the terms of the Plan and ADSs that are the subject of Options that expire unexercised or which are otherwise surrendered by the holder of such Option (the “Optionee”) without receiving any payment or other benefit with respect thereto may again become available for new Awards under the Plan.

3.	Administration of the Plan.

The Plan shall be administered by a committee (the “Committee”) comprised of members of the Board of Directors of the Company (the “Board”) selected by the Board. The Board may remove from, add members to, or fill vacancies in the Committee. The Committee shall consist of a compensation committee of the Board comprised solely of two or more "outside directors " within the meaning of Section 162(m)(4)(C)(i) of the Code, unless the Board determines that there is no need to comply with the requirements of Section 162(m) of the Code.

The Committee is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it may deem appropriate for the conduct of meetings and proper administration of the Plan. All actions of the Committee shall be taken by majority vote of its members, except that the members thereof may authorize any one or more of their number or any officer of the Company to execute and deliver documents on behalf of the Committee. Subject to the provisions of the Plan, the Committee shall have authority, in its sole discretion, to grant Awards under the Plan, to interpret the provisions of the Plan and to prescribe, amend, and rescind rules and regulations relating to the Plan or any Award thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the Plan shall be final, conclusive and binding on all persons. No member of the Committee shall be liable for anything done or omitted to be done by him or by any other member of the Committee in connection with the Plan, except for his own willful misconduct or as expressly provided by statute.

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4.	Eligibility.

Awards shall be made to such Eligible Persons of the Company or any of its Subsidiaries as the Committee shall select from time to time; provided, however, that Incentive Stock Options may only be granted to employees of the Company and its Subsidiaries (including, without limitation, officers and directors who are also employees of the Company and its Subsidiaries) and shall not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of the Company and its Subsidiaries, as determined under Section 422(b)(6) of the Code. The Committee’s designation of an Optionee in any year shall not require the Committee to designate such person to receive Awards or grants in any other year.

5.     Stock Option Agreements. All Options granted pursuant to the Plan shall be evidenced in writing by option agreements ("Option Agreements") in such form and containing such terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the Plan, including the following:

(a)    Type of Option; Number of ADSs. Each Option shall be designated as either an Incentive Stock Option or a Non-qualified Option. Each Option Agreement shall state the total number of ADSs to which it pertains. To the extent that the aggregate Fair Market Value, as defined below and determined on the date that an Option is granted, of ADSs with respect to which Incentive Stock Option are exercisable for the first time by an Optionee during any calendar year (under all plans of the Company and its Subsidiaries) exceeds U.S.$100,000, such Option shall be treated as a Non-qualified Option.

(b)    Option Price. The Option exercise price per each ADS shall be determined by the Committee at the time any Option is granted and stated in the Option Agreement; provided, that the exercise price per ADS of an Incentive Stock Option and an Option that needs to satisfy the requirements of Section 162(m) of the Code shall not be less than 100% of the Fair Market Value of such ADS on the date of the Award. Notwithstanding the preceding sentence, the price per ADS of an Incentive Stock Option awarded to an Optionee who, at the time such Option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or its Subsidiaries, shall not be less than 110% of the Fair Market Value of such ADS on the date of the Award.

For all purposes under the Plan, Fair Market Value shall mean the per ADS closing price of the ADSs for the day immediately preceding the date as of which Fair Market Value is being determined (or if there was no reported closing price on such date, on the last preceding date on which the closing price was reported) reported on the National Association of Securities Dealers Automated Quotations (NASDAQ) system, or other national securities exchange on which the ADSs are then principally traded, and reported in the trading tables of The Wall Street Journal .

(c)    Option Term. The period for which the Option is granted shall be determined by the Committee and set forth in the Option Agreement; provided, however, that no Option shall be exercisable after the expiration of ten years from the date of its Award. Notwithstanding the preceding sentence, in the case of an Incentive Stock Option granted to an Optionee who, at the time such Option is granted, owns stock representing more than 10% of the combined voting power of all classes of stock of the Company or its Subsidiaries, the term of the Option shall be five years from the date of the Award or such shorter term as may be provided in the Option Agreement. No Option may be exercised after the expiration of its term.

(d)   Vesting Period. Except as otherwise provided in the Plan or by the Committee in an Option Agreement, Options shall become vested and exercisable in accordance with the following vesting schedule:

less than one year after date of Award.	0% of the total Award
one year after date of Award	25% of the total Award
two years after date of Award.	50% of the total Award
three years after date of Award.	75% of the total Award
four years after date of Award.	100% of the total Award

Options shall automatically cease to vest in accordance with the above schedule and, except as provided in Sections 7, 8, 9 and 10, shall become null and void upon the termination of employment for any reason.

(e)    Time and Manner of Payment. Each Option Agreement shall provide that Options granted under the Plan shall be exercised by the Optionee (or by his executors, administrators, guardian or legal representative) as to all or any portion of the ADSs covered thereby, by the giving of written notice of exercise to the Company, specifying the number of ADSs to be purchased. Full payment of such purchase price shall be made within ten business days following the receipt of such notice by the Company and shall be made (i) in cash, by certified check or bank check, or (ii) in any other manner permitted in the discretion of the Committee. Such notice of exercise and full payment, shall be delivered to the Company at its principal business office or such other office as the Committee may direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may prescribe. In no event may any Option granted hereunder be exercised for a fraction of an ADS. The Company shall issue or cause to be issued to the Optionee ADSs or American Depositary Receipts (“ADRs”) evidencing the ADSs as soon as practicable after an Option is exercised, and, within a reasonable time thereafter, such issuance shall be evidenced on the books of the Company. No person exercising an Option shall have any of the rights of a holder of ADSs prior to the date that such ADSs are issued following the exercise of such Option. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date of such issuance.

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(f)    Other Provisions. An Option Agreement may contain any other terms and conditions that the Committee, in its sole discretion, deems appropriate; provided, however, that no such term or condition shall be inconsistent with the terms of the Plan or, in the case of an Incentive Stock Option, Section 422 of the Code. Each Option Agreement may condition the exercise of any Option upon the attainment of specified productivity goals by a Company group or division or an individual Optionee.

6.	Non-Transferability of Options

No Option shall be assignable or transferable by the Optionee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the Optionee only by the Optionee or his guardian or legal representative.

7.	Termination of Employment.

(a)    Except as otherwise determined by the Committee or provided in an Option Agreement, in the event of the termination of employment or service of an Optionee with the Company and its Subsidiaries for any reason (other than termination for cause, death, disability or Change of Control of the Company as provided below), Options granted to him that have not previously expired or been exercised shall, to the extent vested on the date of such termination, be exercisable by the Optionee within 30 days after the date of such termination, unless such Option is earlier terminated pursuant to its terms. All Options that are not exercisable as of the date of such termination or which are not exercised within 30 days thereafter, shall be deemed cancelled and terminated as of such date.

(b)    Except as otherwise determined by the Committee or provided in an Option Agreement, in the event an Optionee retires from employment or service with the Company and its Subsidiaries, Options granted to him shall become 100% vested as of the effective date of the Optionee’s retirement. Whether an Optionee has terminated employment on account of retirement shall be determined by the Committee in its sole discretion.

(c)    Except as otherwise determined by the Committee or provided in an Option Agreement, in the event that an Optionee’s employment or service is terminated by the Company or any of its Subsidiaries for “cause,” all Options, whether or not exercisable as of the date of such termination, shall be canceled and terminated as of such date. For these purposes, termination for “cause” shall mean the following: the Optionee’s violation of copyright, trademark and/or patent protection maintained by the Company or a Subsidiary; the Optionee’s engaging or assisting in any business in competition with the Company or a Subsidiary as employee, owner, partner, director, officer, stockholder, consultant or agent (ownership of minority interests in publicly-traded corporations, partnerships or companies or of 5% or less of the equity of privately-held corporations, partnerships or companies shall not be considered competition for purposes of this Plan); the Optionee’s dishonesty, or acting in any manner inconsistent with the utmost good faith and loyalty in the performance of the Optionee’s duties; conviction of the Optionee by a court of law of competent jurisdiction for fraud, misappropriation, embezzlement, or any felony; failure of the Optionee to perform his duties to the reasonable satisfaction of the Company or its Subsidiaries.

8.	Death.

Except as otherwise determined by the Committee or provided in an Option Agreement, in the event an Optionee dies while employed by or providing service to the Company or any of its Subsidiaries, all unvested Options shall become 100% vested and any Option granted to him that has not previously expired or been exercised shall be exercisable by the estate of such Optionee or by any person who acquired such Option by bequest or inheritance, at any time within one year after the date of death of the Optionee, unless such Option is earlier terminated pursuant to its terms. All Options not exercised within such one- year period shall be deemed canceled and terminated on the first anniversary of the Optionee’s death.

9.	Disability.

Except as otherwise determined by the Committee or provided in an Option Agreement, in the event of the termination of employment of an Optionee due to total disability, the Optionee or his guardian or legal representative, shall have the right to exercise any Option which has not been previously exercised or expired and which the Optionee was eligible to exercise as of the first date of total disability, at any time within one year after such termination, unless such Option is earlier terminated pursuant to its terms. All Options that are not exercisable as of the date of the Optionee’s termination or which are not exercised within one year thereafter shall be deemed canceled and terminated as of such applicable date. The term "total disability" shall, for purposes of this Plan, be defined in the same manner as such term is defined in Section 22(e)(3) of the Code and shall be determined by the Committee in its sole discretion.

10.	Change of Control.

(a)    In the event of a proposed sale or conveyance of all or substantially all of the assets of the Company, or the merger or consolidation of the Company and/or its Subsidiaries with or into another corporation, each outstanding Option shall be assumed or an equivalent option shall be substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that such successor corporation refuses to assume such Option or to substitute an equivalent option, such Option may, at the discretion of the Committee, become 100% vested upon the consummation of the merger or sale of assets.

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(b)   Except as otherwise determined by the Committee or provided in an Option Agreement, in the event of the involuntary termination of employment or service of an Optionee from the Company and its Subsidiaries on account of and within six months of a Change of Control of the Company, as determined by the Committee, Options granted to such Optionee that have not previously expired or been exercised shall become 100% vested as of the date of such termination of employment and shall be exercisable by the Optionee within 30 days after such date, unless such Option is earlier terminated pursuant to its terms. A Change of Control shall be deemed to have occurred when:

(i) any person (as such term is used in Section 13 of the Exchange Act and the rules and regulations thereunder), and any person acting in concert with such person, directly or indirectly, acquires or otherwise becomes entitled to vote more than 50% of the voting power entitled to be cast at elections for directors of the Company; or

(ii) there occurs any merger or consolidation of the Company, or any sale, lease or exchange of all or any substantial part of the consolidated assets of the Company and its Subsidiaries to any other person, and (A) in the case of a merger or consolidation, the holders of outstanding stock of the Company entitled to vote in elections of directors of the Company immediately before such merger or consolidation (excluding for this purpose any person that directly or indirectly owns or is entitled to vote 20% or more of the voting power of the Company) hold less than 50% of the voting power of the survivor of such merger or consolidation or its parent, or (B) in the case of any such sale, lease or exchange, the Company does not own at least 50% of the voting power of the other person; or

(iii) one or more new directors of the Company are elected and at such time five or more directors (or, if less, a majority of the directors) then holding office were not nominated as candidates by a majority of the directors in office immediately before such election.

11.	Adjustments.

Except in the case of a Change of Control of the Company as provided in Section 10, in the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, ADSs, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of ADSs or other securities, the issuance of warrants or other rights to purchase ADSs or other securities, or other similar corporate transaction or event affects the ADSs with respect to which Options have been or may be issued under the Plan, such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as the Committee may deem equitable, adjust any or all of (i) the number and type of shares that thereafter may be made the subject of Options, (ii) the number and type of shares subject to outstanding Options, and (iii) the exercise price with respect to any Option, or, if deemed appropriate, make provision for a cash payment to the holder of any outstanding Option; provided, however, that the number of ADSs subject to any Option denominated in ADSs shall always be a whole number.

12.	Tax Withholding.

The Company shall notify an Optionee of any income tax withholding requirements arising as a result of the grant of any Award or exercise of an Option. The Company shall have the right to withhold from the Optionee such withholding taxes as may be required by law, or to otherwise require the Optionee to pay such withholding taxes. If the Optionee shall fail to make such tax payments as are required, the Company or its Subsidiaries shall, to the extent permitted by law, have the right to retain and withhold a number of ADSs, otherwise due to such Optionee, having a market value not less than the amount of such taxes required to be withheld by the Company to reimburse the Company for any such taxes and cancel (in whole or in part) any such ADSs so withheld.

13.	Right of Discharge Reserved.

Nothing in the Plan nor the grant of an Award hereunder shall confer upon any employee, officer, director, consultant, independent contractor or other individual the right to continue in the employment of or service with the Company or any of its Subsidiaries or affect any right that the Company or any Subsidiary may have to terminate the employment or service of (or to demote or to exclude from future Options under the Plan) any such employee, officer, director, consultant, independent contractor or other individual at any time for any reason. Except as specifically provided by the Committee, the Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of termination of an employment or service or other relationship even if the termination is in violation of an obligation of the Company or any Subsidiary of the Company to the employee, officer, director, consultant or independent contractor.

14.	Severability.

If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part, such unlawfulness, invalidity or unenforceability shall not affect any other provision of the Plan or part thereof, each of which remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable, such unlawfulness, invalidity or unenforceability shall not prevent any other payment or benefit from being made or provided under the Plan, to the extent that it would not be unlawful, invalid or unenforceable, and the maximum payment or benefit that would not be unlawful, invalid or unenforceable shall be made or provided under the Plan.

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15.	Amendment and Termination of the Plan.

The Board may, from time to time, alter, amend, suspend or terminate the Plan with respect to Options that have not been granted, subject to any requirement for stockholder approval imposed by applicable law or any rule of any stock exchange or quotation system on which ADSs are listed or quoted; provided, however, that the Board may not amend the Plan in any manner that would result in non-compliance with any applicable law. Neither the Board nor the Committee may, without the consent of the Optionee, alter or in any way impair the rights of such Optionee under any Award previously granted. Neither the termination of the Plan nor the Change of Control of the Company shall affect any Option previously granted.

If the approval of the Plan by the stockholders is not obtained within 12 months of the Effective Date, the Plan shall be null and void and each Award of an Option hereunder shall be null and void.

16.	Conditions Upon Issuance of ADSs.

ADSs shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such ADSs or the ADRs evidencing such ADSs shall comply with applicable laws and the securities trading policy and other applicable governance policies ( as applying at the time) and shall be further subject to the approval of counsel for the Company with respect to such compliance. As a condition to exercise of an Option, the Committee may require the person exercising the Option to represent and warrant at the time of exercise that the exercise complies with the applicable laws, the securities trading policy and other applicable governance policies of the Company and that the ADSs are being purchased only for investment and without any present intention to sell or distributed such ADSs.

17.	Gender and Number.

Any masculine terminology used in this Plan document shall also include the feminine, and the definition of any term herein in the singular shall also include the plural except when otherwise indicated by the context.

18.	Governing Law.

The Plan and all determinations made and actions taken thereunder, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of New York and construed accordingly.

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 ABN 37 080 699 065 Lodge your vote: Online: www.investorvote.com.au By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia Alternatively you can fax your form to (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555 For Intermediary Online subscribers only (custodians) www.intermediaryonline.com For all enquiries call: (within Australia) 1300 850 505 (outside Australia) +61 3 9415 4000 Proxy Form Vote and view the annual report online Go to www.investorvote.com.au or scan the QR Code with your mobile device. Follow the instructions on the secure website to vote. Your access information that you will need to vote: Control Number: 182208 SRN/HIN: PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. For your vote to be effective it must be received by 9:30am (AEDT) on Wednesday 14th November 2018 How to Vote on Items of Business All your securities will be voted in accordance with your directions. Appointment of Proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. Signing Instructions for Postal Forms Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Attending the Meeting Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms". Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. GO ONLINE TO VOTE, or turn over to complete the form A proxy need not be a securityholder of the Company. 244576_0_COSMOS_Sample_Proxy/000001/000001/i

Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes. Please mark to indicate your directions Proxy Form STEP 1Appoint a Proxy to Vote on Your Behalf I/We being a member/s of Prana Biotechnology Limited hereby appoint the Chairman of the Meeting OR PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s). or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Prana Biotechnology Limited to be held at RACV City Club, Level 2, 501 Bourke Street, Melbourne, Victoria, 3000 on Friday 16th November 2018 at 9:30am (AEDT) and at any adjournment or postponement of that Meeting. Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolutions 1, 4 and 5 (except where I/we have indicated a different voting intention below) even though Resolutions 1, 4 and 5 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman. Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolutions 1, 4 and 5 by marking the appropriate box in step 2 below. STEP 2 Items of Business PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. For Against Abstain Resolution 1 Non-binding resolution to adopt Remuneration Report Resolution 2 Re-election of Director - Dr. George Mihaly Resolution 3 Ratification of prior issues of shares Resolution 4 Approval to refresh 2004 ASX Plan Resolution 5 Approval to adopt 2018 ADS Plan Resolution 6 Approval of 10% Placement Facility The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made. SIGN Signature of Securityholder(s) This section must be completed. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Sole Director and Sole Company Secretary Director Director/Company Secretary Contact Name Contact Daytime Telephone Date PBT